Blue Heaven Coffee, Inc.

304 South Jones Boulevard, Unit 8925

Las Vegas, Nevada 89107

September 11, 2023

VIA EDGAR

Scott Anderegg

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 1-A POS Filed August 17, 2023 File No. 024-12248 Request for Withdrawal Pursuant to Rule 477 of Post-Qualification Amendment No. 1 to Form 1-A filed under Form Type 1-A POS

Dear Mr. Anderegg:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Blue Heaven Coffee, Inc. (the “Company”) hereby requests that effectively immediately, the Securities and Exchange Commission (the “SEC”) withdraw the above-referenced filing on Form 1-A POS. No securities have been sold under the subject Form 1-A POS.

Thank you for your assistance in this matter.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact Eric Newlan at 940-367-6154.

Sincerely,

/s/ Justin De Four
Justin De Four Chief Executive Officer